Exhibit 99.1

Medigus: Charging Robotics Successfully Completes a Proof of

Concept for its Electric Vehicle Wireless Charging Robot

The innovative robotic system was aligned autonomously at the optimal charging position with 93% charging efficiency

OMER, Israel, July 30, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions announced today that Charging Robotics Ltd., its wholly owned subsidiary, has concluded a proof of concept, successfully demonstrating the capabilities of its electric vehicle wireless charging robot.

Charging Robotics mission is to overcome one of today's biggest challenges in wireless charging of electric vehicles-seamless, highly efficient battery charging for both manned and unmanned vehicles.

The demonstration system consists of a robotic platform capable of autonomous navigation. The robotic platform carries an energy transmitting coil, batteries and supporting electronics. The second component of the system is an EV simulating unit, which houses the target batteries to be charged, an energy receiving coil and the supporting electronics.

The robot navigated from its home position along a predefined route to the starting position, which is a point close to the optimal charging position. Charging occurs at the maximum rate when both coils are perfectly aligned. Following arrival to the starting position, the alignment process begins. As the energy was transmitted from the Robot transmitting coil to the receiving coil, the robot was ordered to move in small increments in order to optimize the charging rate.

The whole process demonstrated a charging efficiency of 93% at a power of 1kW and was capable of reaching the starting position as well as completing the alignment process. At no time did any part of the system come in physical contact with the other. Coils were positioned about 5 cm apart, and the robot ensured good alignment between them.

Following the successful POC, Charging Robotics plans to move forward with a commercial pilot project and to enhance the system power from 1 kW to ~13-kW which is the standard for domestic chargers.

About Charging Robotics

Charging Robotics is developing an on-demand autonomous charging system to be used anywhere, anytime. The wireless charging system being developed is intended to be self-aligning to electric vehicle battery chargers. The state-of-the-art autonomous Wireless Power Transfer (WPT) technology, once developed, is intended to seamlessly and efficiently charge the vehicle upon demand, will carry the Wireless Power Transfer from a charging station or charging truck, to a customer’s vehicle that needs electric charging.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the Charging Robotics’ plans to move forward with a commercial pilot project and to enhance the system power from 1 kW to ~13-k, that the on-demand autonomous charging system is intended to be used anywhere and anytime, that the WPT technology is intended to seamlessly and efficiently charge the vehicle upon demand, and it will carry the WPT from charging station or charging truck, to a customer’s vehicle that needs electric charging, as well as the planned features and functionality of the Wireless Power Transfer Technology. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom and difficulties arising from the development and manufacture of wireless charging products. Nothing in the description herein should be understood or construed as an announcement of completed products or an existing proof of concept. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com